Filed pursuant to Rule 424(b)(3)
SEC File No. 333-113757

February 8, 2005

Supplement
To Prospectus Supplement Dated February 7, 2005
(To Prospectus Dated June 30, 2004)

Relating to

14,913,042 Shares of Common Stock
of
Southern Union Company

        This supplement updates and amends certain information included in our prospectus supplement dated January 7, 2005, which relates to the offer and sale of 14, 913,042 shares of our common stock. This supplement should be read together with that prospectus supplement, which is to be delivered with this supplement.

        The paragraph beginning on page S-49 and ending on page S-50 of our prospectus supplement dated February 7, 2005 is hereby amended and restated in its entirety as follows:

  Shares of our common stock generally will be treated as United States real property interests if we are (or, during a specified period, have been) a "United States real property holding corporation" for United States federal income tax purposes. We believe that we are likely to be a United States real property holding corporation. Pursuant to an exception for certain interests in publicly traded corporations, however, shares of our common stock will not be treated as United States real property interests in the case of a non-U.S. holder whose shares of our common stock do not represent more than 5% of the total fair market value of all of the shares of our common stock any time during the five-year period ending on the date of disposition of such shares by the non-U.S. holder, assuming that we satisfy certain public trading requirements. We expect to satisfy the applicable public trading requirements, but this cannot be assured. For purposes of the 5% test, certain attribution rules apply. Prospective investors should consult their own tax advisors regarding the application of the 5% test to them.